REPUBLIC SERVICES, INC.
110 S.E. 6th Street
28th Floor
Fort Lauderdale, FL 33301
(954) 769-2400
May 6, 2008
VIA EDGAR
Mindy Hooker
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549-7010

Re:	Republic Services, Inc. Form 10-K for the fiscal year ended December 31, 2007 File No. 1-14267
Dear Ms. Hooker:
The following is a response to the Commission Staff’s comment letter to Republic Services, Inc. dated April 28, 2008 regarding the above referenced filing. Please note that for the Staff’s convenience, we have recited each comment in boldfaced type and provided our response to each comment immediately thereafter.
Item 1A. Risk Factor, page 12
1.	In future filings containing risk factor disclosure, please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not reference them.
In future filings, we will refrain from using qualifying or limiting statements in our risk factor disclosure.

Mindy Hooker, Staff Accountant
May 6, 2008

___________________________________
Item 3. Legal Proceedings, page 17
2.	Regarding the legal proceedings pertaining to your Countywide facility, in future filings please identify by name the court or adjudicative body in which the proceedings relating to the Stark County local government are pending and provide the issuance dates for the preliminary injunction, temporary restraining order and any subsequent orders or actions, as well as the current status or next steps in the proceedings. Please see Item 103 of Regulation S-K.
In our Quarterly Report on Form 10-Q for the period ended March 31, 2008, filed with the Commission on May 5, 2008, we provided the requested information in Item 1 of Part II of such report. For the Staff’s convenience, we have recited below the pertinent disclosure provided in our Form 10-Q.
     We had learned that the Commissioner of the Stark County Health Department recommended that the Stark County Board of Health (“Board of Health”) suspend Countywide’s 2007 annual operating license. We had also learned that the Commissioner intended to recommend that the Board of Health deny Countywide’s license application for 2008. Republic-Ohio obtained a preliminary injunction on November 28, 2007 prohibiting the Board of Health from suspending its 2007 operating license. Republic-Ohio also obtained a preliminary injunction on February 15, 2008 prohibiting the Board of Health from denying its 2008 operating license application. The litigation with the Board of Health is pending in the Stark County Court of Common Pleas. We and the Board of Health are currently participating in mediation proceedings regarding facility licensing.
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 92
3.	In future filings, please include a table containing the information about securities authorized for issuance under equity compensation plans required by Item 201(d) of Regulation S-K. In accordance with the General Instruction G.3 to Form 10-K, you may incorporate this information by reference from your definitive proxy statement, if the definitive proxy statement contains such information and is filed with the Commission not later than 120 days after the end of the fiscal year covered by the Form 10-K.
In future filings on Form 10-K, we will include the equity compensation plan information table required by Item 201(d) of Regulation S-K or alternatively we will incorporate by reference such table from our definitive proxy statement relating to our annual meeting of shareholders. On May 5, 2008, we filed an amendment to our Form 10-K for the year ended December 31, 2007 to include this table in Item 12.

Mindy Hooker, Staff Accountant
May 6, 2008

___________________________________
In connection with responding to the Staff’s comments, we acknowledge the following:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the responses provided above fully address the Staff’s comments. Please address any questions to the undersigned at (954) 769-2400.

Sincerely,
/s/ David A. Barclay
David A. Barclay
Senior Vice President, General Counsel and Assistant Secretary

cc:	Tod C. Holmes, Senior Vice President and Chief Financial Officer Charles F. Serianni, Vice President and Chief Accounting Officer Jonathan L. Awner, Esq., Akerman Senterfitt